February 8, 2006

NewTech Brake Corp.
779, boul. Industriel
Blainville, Qc
J7C 3V3

Attention: M. Claude Rancourt, Secretary

Mr. Rancourt,

By the present, I wish to lender my resignation as Director of NewTech Brake Corp., for professional and personal reasons, effective as of today.

Best regards,


/s/ Louis Lacroix

Louis Lacroix